FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2006

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1. Attached hereto and incorporated by reference are the Unaudited Interim Consolidated Financial Statements of the Registrant as of June 30, 2006.

2. Attached hereto and incorporated by reference is the Management’s Discussion and Analysis of Results of Operations and Financial Condition for the six months ended June 30, 2006 and June 30, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Adiv Baruch —————————————— Adiv Baruch President and CEO

Dated: October 30, 2006

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2006

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Consolidated Unaudited Balance Sheets	2 - 3

Consolidated Unaudited Statements of Operations	4

Consolidated Unaudited Statements of Cash Flows	5 - 6

Notes to Interim Consolidated Unaudited Financial Statements	7 - 25

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2006	December 31, 2005
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,470	$2,346
Marketable securities	-	1,333
Trade receivables	4,465	5,199
Other accounts receivable and prepaid expenses	635	592
Inventories	3,253	3,323

Total current assets	10,823	12,793

LONG-TERM ASSETS:
Severance pay fund	708	937
Investment in companies	6,631	5,412
Other	59	49

Total long-term assets	7,398	6,398

PROPERTY, PLANT AND EQUIPMENT, NET	598	667

GOODWILL	952	952

CUSTOMER LIST, NET	1,733	1,836

	$21,504	$22,646

The accompanying notes are an integral part of the interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2006	December 31, 2005
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term bank credit	$3,155	$2,271
Current maturities of long-term bank loans and convertible note	642	354
Trade payables	2,122	3,367
Employees and payroll accruals	420	772
Deferred revenues	228	258
Accrued expenses and other liabilities	901	1,571

Total current liabilities	7,468	8,593

LONG-TERM LIABILITIES:
Bank loans (net of current maturities)	10	17
Convertible note (net of current maturities)	579	921
Deferred taxes	392	422
Accrued severance pay	871	1,190

Total long-term liabilities	1,852	2,550

LIABILITIES RELATED TO DISCONTINUED OPERATIONS	237	237

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 4.00 par value- Authorized: 35,000,000 and 8,750,000 shares at June 30, 2006 and December 31, 2005, respectively; Issued:
6,702,534 and 6,589,385 shares at June 30, 2006 and December 31, 2005, respectively; Outstanding: 6,702,534 and 6,589,385 shares at June 30, 2006
and December 31, 2005, respectively	6,532	6,432
Additional paid-in capital	47,883	47,588
Deferred stock-based compensation	-	(112)
Accumulated other comprehensive income	19	21
Accumulated deficit	(42,487)	(42,663)

Total shareholders' equity	11,947	11,266

Total liabilities and shareholders' equity	$21,504	$22,646

The accompanying notes are an integral part of the interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2005
	2006	2005	2006	2005
	Unaudited

Revenues	$9,559	$14,593	$4,457	$7,321	$27,053
Cost of revenues	7,240	10,598	3,342	5,284	20,025

Gross profit	2,319	3,995	1,115	2,037	7,028

Operating costs and expenses:
Research and development	289	1,457	141	721	2,608
Less - grants and participation	-	(133)	-	(133)	(296)
Sales and marketing	996	1,918	472	999	3,563
General and administrative	1,534	1,717	959	881	3,267

Total operating costs and expenses	2,819	4,959	1,572	2,468	9,142

Operating loss	(500)	(964)	(457)	(431)	(2,114)
Financial expenses, net	(206)	(322)	(128)	(161)	(448)
Other income, net	867	27	609	27	1,134

Income (loss) before taxes on income	161	(1,259)	24	(565)	(1,428)
Taxes on income	(13)	234	(13)	175	204

Income (loss) after taxes on income	174	(1,493)	37	(740)	(1,632)
Equity in losses of affiliate	-	(240)	-	(95)	(1,750)
Minority interest in earnings of subsidiary	-	(150)	-	(105)	(223)

Net income (loss)	$174	$(1,883)	$37	$(940)	$(3,605)

Basic net earnings (loss) per share	$0.03	$(0.39)	$0.01	$(0.19)	$(0.64)

Diluted net earnings (loss) per share	$0.03	$(0.39)	$0.01	$(0.19)	$(0.64)

The accompanying notes are an integral part of the interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2005
	2006	2005	2006	2005
	Unaudited

Cash flows from operating activities:

Net income (loss)	$174	$(1,883)	$37	$(940)	$(3,605)
Adjustments to reconcile net income (loss) to
net cash used in operating activities:
Depreciation and amortization	200	294	104	150	581
Amortization of marketable securities premium	-	20	-	7	35
Increase (decrease) in accrued severance pay,
net	(90)	(103)	7	(107)	(72)
Equity in losses of affiliate	-	240	-	95	1,750
Impairment of investment in company	39	-	-	-	-
Minority interest in earnings of subsidiary	-	150	-	105	223
Stock-based compensation to employees and
directors	143	29	113	14	59
Stock-based compensation related to warrants
issued to service providers	262	191	220	133	244
Capital loss from sale of property, plant and
equipment	-	-	-	-	3
Capital gain from sale of product line (c)	-	-	-	-	(273)
Capital gain from sale of the communication
segment (c)	(909)	-	(608)	-	(779)
Net loss from decrease in value of put options	-	-	-	-	8
Amortization of issuance expenses in
connection with long-term convertible note	51	64	26	29	120
Decrease (increase) in trade receivables	734	(756)	137	299	(678)
Decrease (increase) in other accounts
receivable and prepaid expenses	(43)	(154)	68	14	125
Decrease (increase) in inventories	70	(446)	207	(557)	(1,156)
Decrease in trade payables	(1,229)	(118)	(572)	(207)	(308)
Increase (decrease) in employees and payroll
accruals, deferred revenues, accrued
expenses and other liabilities	(771)	320	(334)	300	(90)
Increase (decrease) in deferred taxes	(33)	(19)	(17)	2	(88)

Net cash used in operating activities from
continuing operations	(1,402)	(2,171)	(612)	(663)	(3,901)
Net cash used in operating activities from
discontinued operations	-	-	-	-	(3)

Net cash used in operating activities	(1,402)	(2,171)	(612)	(663)	(3,904)

Cash flows from investing activities:

Purchase of property, plant and equipment	(28)	(150)	(17)	(96)	(272)
Proceeds from sale of property, plant and
equipment	-	-	-	-	13
Proceeds from sale of product line	-	-	-	-	257
Loan granted to the buyer of the communication
segment and related sales expenses (c)	(221)	-	-	-	(1,060)
Investment in long-term marketable securities	-	-	-	-	(607)
Proceeds from sale of marketable securities	1,331	930	198	199	2,316
Acquisitions, net of cash acquired (d)	(376)	(117)	-	-	(1,124)

Net cash provided by (used in) investing
activities	706	663	181	103	(477)

The accompanying notes are an integral part of the interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2005
	2006	2005	2006	2005
	Unaudited

Cash flows from financing activities:

Repayment of long-term bank loans	(15)	(27)	(9)	(14)	(55)
Proceeds from short-term bank loans	884	1,824	492	1,180	933
Proceeds from issuance of shares and exercise
of options, net	54	1,452	17	1,452	2,090
Proceeds from long-term convertible note, net
of issuance expenses	(13)	(20)	(13)	-	1,246
Payment of long-term convertible note	(90)	(40)	(42)	-	(55)

Net cash provided by financing activities	820	3,189	445	2,618	4,159

Increase (decrease) in cash and cash
equivalents	124	1,681	14	2,058	(222)
Increase in cash and cash equivalents of
discontinued operations	-	-	-	-	3
Effect of exchange rate changes on cash and
cash equivalents	-	(13)	-	-	(13)
Cash and cash equivalents at the beginning of
the period	2,346	2,578	2,456	2,188	2,578

Cash and cash equivalents at the end of the
period	$2,470	$4,246	$2,470	$4,246	$2,346

Supplemental disclosure of cash flow
activities:
(a) Non-cash activities:
Conversion of convertible note into
shares	$-	$258	$-	$258	$1,614

Investment in company (paid after
balance sheet date)	$300	$-	$300	$-	$-

(b) Net cash paid during the period for:
Interest	$173	$163	$87	$74	$126

Income tax	$59	$123	$30	$87	$309

(c) Capital gains from sale of product line
and segment:
Sale of PrintBOS product line:
Consideration	$-	$-	$-	$-	$275
Disposal of property, plant and equipment	-	-	-	-	(28)
Disposal of liability	-	-	-	-	100
Related expenses	-	-	-	-	(74)

Capital gain	$-	$-	$-	$-	$273

Sale of the communication segment (see
Note 1c):
Consideration, net of loan granted to the
buyer	$958	$-	$608	$-	$3,690
Disposal of tangible and intangible assets	-	-	-	-	(2,425)
Related expenses	(49)	-	-	-	(486)

	$909	$-	$608	$-	$779

(d) Acquisition of an additional 36.2% of
Odem:

Fair value of net tangible assets
acquired (excluding cash and cash
equivalents) and liabilities
assumed at acquisition date:	$-	$-	$-	$-	$1,020

Fair value of net intangible assets net
assets acquired at acquisition date:	-	-	-	-	718

Less:
Amount acquired by issuance of shares	-	-	-	-	532
Payables	(376)	(117)	-	(117)	358
Payables regarding acquisition of 63.8%
of Odem in 2004	-	-	-	-	(139)
Add: cancellation of Put and Call options	-	-	-	-	137

	$(376)	$(117)	$-	$(117)	1,124

The accompanying notes are an integral part of the interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“the Company”) is an Israeli corporation (together with its subsidiaries “the Group”).

The Company’s wholly-owned subsidiary, BOScom Ltd. (“BOScom”) develops high technology connectivity solutions that provide PC emulation products for the IBM iSeries (AS/400). BOScom was involved in cross platform printing solutions answering a demand for central printing and output management solutions in organizations which were sold during 2005 (see c below).

The B.O.S. communication segment (“the communication segment”) included BOScom’s business of communication solutions which provide multi-path, intelligent routing voice over IP gateways and the Company’s wholly-owned subsidiary, Quasar Telecom (2004) Ltd. (“Quasar”), which provides communication solutions based on cellular technology. The assets and liabilities of the communication segment have been disposed of as part of the disposal of the communication segment (see c below).

In September and November 2005, the Company purchased an additional 23.9% and 12.3%, respectively, of the outstanding shares of Odem Electronic Technologies 1992 Ltd. (“Odem”). Following these purchases, the Company owns 100% of Odem. Odem is a solutions supplier of electronic components and systems to the technologies.

The Company’s products are sold and supported directly and through a network of distributors and value-added resellers.

In addition, the Company holds shares in two affiliated companies:

1)	7.8% interest in Surf Communication Solutions Ltd. (“Surf”), a developer and supplier of access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries (see b below).

2)	Approximately 18.5% interest in Qualmax Inc. (“Qualmax”), a U.S. public corporation listed on the Pink Sheets (QMXI.PK), which is a developer and supplier of Voice over IP technology products and services. The Company’s holdings in Qualmax were received as the consideration for the sale of the communication segment (see c below).

b.	Additional investment in Surf:

In June 2006, the Company invested $ 300 in Surf, following which it currently holds 7.8% of Surf’s issued and outstanding share capital.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

c.	Sale of the communication segment:

On December 31, 2005, the Company sold its communications segment, including its property and equipment, goodwill, technology, trade name, existing distribution channels and related contingent liability to the Office of the Chief Scientist to IP Gear Ltd. (“IP Gear”), a wholly owned Israeli subsidiary of Qualmax. The consideration paid to the Company in the transaction was approximately 3.2 million Qualmax shares of common stock constituting approximately 16% of Qualmax’s total issued and outstanding Common stock and $ 800 in royalties to be paid at a rate of 4% from future revenues IP Gear will generate from the disposed segment (“Royalties”) with the entire $ 800 due no later than 90 days from the third anniversary of the closing of the transaction. Additional shares may be issued to the Company at the end of four consecutive fiscal quarters following the closing of the transaction, contingent upon IP Gear generating by then a certain level of revenues from the disposed segment (“Earn Out Shares”). The maximum number of Earn Out Shares that may further be issued to the Company is approximately 1 million, constituting an additional 5% as of June 30, 2006, of Qualmax outstanding shares. During the first six months of 2006, the Company received 250,000 of Qualmax shares as part of the Earn Out shares consideration.

The Company received certain piggy-back registration rights with respect to the Qualmax shares. The Company does not have a representative on the Board of Directors of Qualmax.

The Company accounted for its holdings in Qualmax shares on the cost basis of accounting, rather than as marketable securities, since these shares are restricted stocks which the Company is currently unable to sell.

In addition, the Company and IP Gear entered into an outsourcing agreement, pursuant to which the Company provided IP Gear with certain operating services relating to the sold communications segment. The first three months of services, from January 1, 2006 to March 31, 2006, were provided for no charge and starting from April 2006, IP Gear pays for these services. IP Gear can elect to pay for the services rendered in April through June 2006 by issuance to the Company of Qualmax shares valued at a predetermined price of $ 1.43 per share. The Company undertook to provide these services at least until December 31, 2006 (12 months from closing). The outsourcing costs for the months April through June 2006 amounted to $ 99 and for the expected cost for the months July through December 2006 are $ 145.

The Company also granted a bridge loan to IP Gear in the amount of $ 1,000. The term of the loan is three years and it bears interest equal to the Prime rate plus 2.5%, up to a maximum of 12%. In the first 18 months, IP Gear shall pay only the interest accrued on the loan and monthly principal and interest payments shall commence thereafter. The loan granted to IP Gear is secured by a first priority floating charge, which may be subordinated to a charge in favor of the Bank of America, NA in the event such charge is recorded. In addition, repayment is guaranteed by Qualmax Inc.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

The loan agreement provides that if the disposed segment incurs in the first quarter of 2006 losses that exceed $ 250, the principal amount to be repaid under the loan shall be reduced by the excess losses. In such event, Qualmax shall issue to the Company additional shares of Common stock against such reduction, valued at a predetermined price of $ 1.43 per share. Pursuant to this provision, in May 2006, Qualmax issued to the Company 244,755 shares, at a price of $ 1.43 per share which equals an amount of $ 350. In consideration, the principal amount of the loan was reduced to $ 650. In addition, the loan shall be immediately repaid in the event Qualmax raises by way of equity financing (or a series of equity financings) an aggregate amount equal to at least $ 4,500. On June 30, 2006, Qualmax and the Company agreed to reduce the loan by an additional $ 250 for consideration of 174,825 of Qualmax shares. Following this conversion, the principal of the loan was reduced to $ 400 as of June 30, 2006. As a result of the repayment of portions of the loan by receiving additional shares in Qualmax, the Company recorded other income of $ 600 during the first six months of 2006.

Qualmax also issued to the Company a five-year warrant for the purchase of up to 107,143 shares, constituting less than 1% of its outstanding shares in Qualmax, at the exercise price of $ 2.80 per share (“Warrants”). The Company received certain piggy-back registration rights with respect to the shares underlying the warrant.

The Company also extended the options contractual life of employees who became IP Gear employees. As a result, the Company recorded expenses of $ 49 during the first quarter of 2006 which were offset from other income recorded during that period.

The Company’s consolidated financial statements reflect a capital gain from the sale of the communication segment that was determined as follows:

Year ended December 31, 2005

Consideration:
Approximately 3.2 million Ordinary shares of Qualmax	$4,586
107,143 warrants	104
Loan granted to IP Gear	(1,000)

Total consideration	3,690

Cost:
Disposal of inventory, property and equipment and intangible assets related to the communication segment	2,425
Transaction - related cost	486

Total cost	2,911

Capital gain	$779

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies followed in the preparation of these financial statements are identical to those applied in the preparation of the latest annual financial statements except as detailed in b below.

b.	On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”(“SFAS 123”).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the Accounting Standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the six months ended June 30, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

The Company has authorized, through its 2003 option plans, the grant of options to officers, management, employees and directors of the Company or any subsidiary of up to 1,500,000 of the Company’s Ordinary shares. Any option, which is canceled or forfeited before expiration, will become available for future grants.

During 1994, 1995, 1999, 2000, 2001, the Board of Directors of the Company adopted stock option plans (“the Plans”) pursuant to which 656,250 options for the purchase of the Company’s Ordinary shares may be granted to officers, directors, consultants and employees of the Company. The Board of Directors has resolved that no further grants shall be made from the Plans. In May 2003, the Company’s shareholders approved the adoption of the 2003 Stock Option Plan, pursuant to which 625,000 Ordinary shares are reserved for purchase by employees, directors, consultants and service providers of the Company.In June 2005, the Company’s shareholders approved an increase of the number of Ordinary shares reserved for issuance under the 2003 Israeli Stock Option Plan, to 1,000,000.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2006, the Company’s shareholders approved an increase of the number of Ordinary shares reserved for issuance under the 2003 Israeli Stock Option Plan, to 1,500,000. As of June 30, 2006, an aggregate 254,834 of these options are still available for future grants. Each option granted under the Plans expires between 5-10 years from the date of the grant. The options vest gradually over a period of up to four years.

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award. On November 18, 2004, upon acquisition of Odem, the Company granted 73,000 options to one of Odem’s key employees. Each option can be exercised to purchase one Ordinary share of the Company without consideration. The options vest at the end of three years from the grant date and expire ten years from the date of the grant. The market price of the Company’s shares on the date of grant was $ 2.5. Accordingly, the Company recorded in the period ended June 30, 2005 a compensation expense of $ 29. This expense was included as part of general and administrative expenses.

As part of the communication segment and PrintBOS product lines sales, the Company extended the options contractual life of employees who became the buyers’ employees. As a result, the Company recorded expenses of $ 104 in 2005 which were offset from the capital gain from the sale of this segment and product line in 2005 and additional expenses of $ 49 recorded during the first quarter of 2006 which were offset from other income recorded during that period.

Except for these options, all other options granted to employees in the period ended June 30, 2006 and in the year ended December 31, 2005, have an exercise price equal to or higher than the market value of the Ordinary shares at the date of grant. The weighted average fair values, using the Black-Scholes option-pricing model, of the options granted during six months ended June 30, 2006 and for year ended December 31, 2005 were $ 1.38 and $ 2.13, respectively.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s income before income taxes and net income for the six months ended June 30, 2006, is $ 53 lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for the six months ended June 30, 2006, are $ 0.01 lower than if the Company had continued to account for share-based compensation under APB 25.

The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending at the grant date, equal to the expected option term. The expected option term represents the average of the options contractual life and the vesting period. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the Company’s stock options granted to employees and directors for the six and three months ended June 30, 2006 and 2005 was estimated using the following weighted average assumptions:

	Six months ended June 30,				Three months ended June 30,				Year ended December 31, 2005
	2006		2005		2006		2005
	Unaudited

Risk free interest	4.8	3%	3.8	2%	4.8	3%	3.6	2%	3.9	2%
Dividend yields	0%		0%		0%		0%		0%
Volatility	76%		120%		76%		120%		120%
Expected term (in years)	2.6		3		2.6		3		3
Forfeiture rate	0		0		0		0		0

A summary of employee option activity under the Company’s stock option plans as of June 30, 2006 and changes during the six months ended June 30, 2006 are as follows:

	Number of options	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding at beginning of
period	400,250	$4.77
Changes during the period:
Granted	460,476	$2.68
Exercised	(26,483)	$2.00
Forfeited or cancelled	(5,047)	$18.46

Options outstanding at the end of the
period	829,196	$3.62	4.90	$327

Options exercisable at the end of the
period	204,720	$7.42	3.43	$74

Vested and expected to vest	829,196	$3.62	4.90	$327

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2006 and the year ended December 31, 2005 was $ 1.38 and $ 2.13, respectively. The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the second quarter of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2006 was $ 327. This amount changes based on the fair market value of the Company’s stock. As of June 30, 2006, there was $ 753 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.5 years.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The options granted to employees outstanding as of June 30, 2006 have been separated into ranges of exercise prices, as follows:

Range of exercise price	Options outstanding as of June 30, 2006	Weighted average exercise price	Weighted average remaining contractual life (years)	Options exercisable as of June 30, 2006	Weighted average exercise price of options exercisable

$ 0	73,000	$0.00	8.39	-	$0.00
$ 1.84-2.00	113,738	$1.93	2.68	96,238	$1.94
$ 2.28-3	573,476	$2.73	5.23	39,500	$2.95
$ 6.8	29,269	$6.80	3.02	29,269	$6.80
$ 17.00-18.00	8,888	$17.25	0.62	8,888	$17.25
$ 28.00	30,825	$28.00	1.77	30,825	$28.00

	829,196	$3.62	4.90	204,720	$7.42

Options issued to service providers:

The Company accounts for these options in accordance with the provisions of SFAS 123 and EITF 96-18. The fair value for these options was estimated at the date of grant using Black-Scholes option pricing model with the following assumptions for the 6 months ended June 30, 2006 and 2005 and the year ended December 31, 2005: risk-free interest rate of 4.79%, 3.87% and 3.87%, respectively, dividend yields of 0%, 0% and 0%, respectively, volatility of 76%, 104% and 101%, respectively, and an expected life of 2.6 years, 4.2 years and 6 years, respectively

The compensation expenses that have been recorded in the consolidated financial statements regarding these warrants for the six months ended June 30, 2006 and for the year ended December 31, 2005 were $ 107 and $ 316, respectively.

The Company’s outstanding options to service providers as of June 30, 2006 are as follows:

Issuance date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through

October 2002	75,000	$4.00	75,000	June 2011
January 2004	216,282	$3.00	180,236	May 2013
June 2004	130,000	$4.04	130,000	June 2011
March 2005	10,000	$3.08	10,000	March 2007
March 2005	10,000	$3.08	3,334	March 2010
June 2005	20,000	$3.08	10,000	June 2010
September 2005	73,052	$4.04	73,052	September 2012
March 2006	10,000	$2.30	10,000	December 2010
May 2006	187,100	$2.68	-	May 2010 - through May 2012

	731,434		491,622

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The pro-forma table below reflects the Company’s stock based compensation expense, net income (loss) and basic and diluted net earnings (loss) per share for the six and three months ended June 30, 2005 and for the year ended December 31, 2005, had the Company applied the fair value recognition provisions of SFAS 123, as follows:

	Six months ended June 30, 2005	Three months ended June 30, 2005	Year ended December 31, 2005
	Unaudited

Net income (loss), as reported for prior periods	$(1,883)	$(940)	$(3,605)

Add: stock-based compensation expenses related to
employee stock options determined under
intrinsic value method	29	14	59

Deduct: Stock-based compensation expense related
to employee stock options determined under fair
value method	(114)	(75)	(246)

Net income (loss), including the effect of
stock-based compensation expense	$(1,968)	$(1,001)	$(3,792)

Basic net earnings (loss) per share, as reported
for prior periods	$(0.39)	$(0.19)	$(0.64)

Diluted net earnings (loss) per share, as
reported for prior periods	$(0.39)	$(0.19)	$(0.64)

Basic net earnings (loss) per share, including
the effect of stock-based compensation expense	$(0.41)	$(0.21)	$(0.67)

Diluted net earnings (loss) per share, including
the effect of stock-based compensation expense	$(0.41)	$(0.21)	$(0.67)

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Recently issued accounting pronouncements:

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for Income Taxes”(“SFAS 109”). This includes tax positions considered to be “routine”as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. Because the guidance was recently issued, the Company has not yet determined the impact, if any, of adopting the provisions of FIN 48 on its financial position and results of operations.

NOTE 3:	–	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six and three months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:	–	INVENTORIES

	June 30, 2006	December 31, 2005
	Unaudited

Raw materials (including packaging materials)	$193	$107
Products in progress	21	56
Finished products	3,039	3,160

	$3,253	$3,323

The inventories are presented net of provision for technological obsolescence and slow-moving items of $ 98 and $ 100 as of June 30, 2006 and December 31, 2005, respectively.

NOTE 5:	–	CUSTOMER LIST, NET

	June 30, 2006	December 31, 2005
	Unaudited

Cost	$2,010	$2,010

Accumulated amortization	277	174

Amortized cost	$1,733	$1,836

Amortization expenses with respect to the customer list amounted to $ 103 and $ 157 for the six months ended June 30, 2006 and for year ended December 31, 2005, respectively.

Estimated amortization expenses for the years ended:

December 31,

2006	$207
2007	$207
2008	$207
2009	$207
2010	$207

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	–	INVESTMENT IN COMPANIES

The Company’s investments in companies comprise of:

	June 30, 2006	December 31, 2005
	Unaudited

Qualmax (see Note 1c - sale of the communication segment)	$5,648	$4,690
Surf (see Note 1b - investment in Surf)	983	722

	$6,631	$5,412

Investment in Surf:

In September 2005, Surf executed a private placement that was considered an event of change in circumstances that has a significant adverse effect on the fair value of the investment. Therefore, the Company has evaluated its investment in Surf and determined that it amounted to $ 722 as of December 31, 2005 based on management’s analysis (supported by an independent third-party valuation). As a result, the Company has recorded an impairment of $ 1,385, which has been included in the equity in losses of affiliate in the statement of operations for the year ended December 31, 2005.

Moreover, following a private placement in Surf, the Company’s voting rights have been diluted to 8.7% of the total voting rights in Surf. As a result, the Company ceased to have the ability to exercise significant influence over Surf and, accordingly, the adjusted carrying amount of the investment as of June 30, 2006 and December 31, 2005 of $ 983 and $ 722, respectively, is accounted for according to the cost accounting method.

In June 2006, the Company participated in a financing round in Surf, and invested an amount of $ 300. Following the investment, the Company’s voting rights have been further diluted to 7.8% of Surf’s issued and outstanding share capital.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	–	LONG-TERM CONVERTIBLE NOTE

In September 2005, the Company entered into a Securities Purchase Agreement (“the Purchase Agreement”) with an investor under which the Company issued to the investor in a private placement (i) a Secured Convertible Term Note of a $ 1,500 principal amount, due September 2008 (“the Note”), and (ii) a warrant to purchase 73,052 Ordinary shares at an exercise price of $ 4.04 per share (“the Warrant”). According to the agreement, several fees in the total amount of $ 116 were paid to the investor. These fees are presented as a discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $ 3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing as of January 2006, in the initial amount of $ 15 eventually increasing to $ 55. The Note bears Prime interest rate plus 1.5% which is subject to reduction under certain conditions. The Warrant is exercisable, in whole or in part, until September 29, 2012. Pursuant to its undertaking in the registration rights agreement with the investor, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary shares that are issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The registration rights agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on February 8, 2006.

The Note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the Ordinary shares or if dividend is paid on the Ordinary shares in Ordinary shares. In addition, if the Company issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula.

The fair value of the Warrants was calculated using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 4.08%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 100% and a weighted-average contractual life of seven years. The fair value of the Warrants in the amount of $ 144 is offset against the Note, amortized over the period of the Note and presented as a component in shareholders’ equity.

The maturity of the loan is as follows:

	June 30, 2006	December 31, 2005
	Unaudited

First year (current maturities)	$622	$326
Second year	662	663
Third year	110	496

	1,394	1,485
Less - discount	193	238

	$1,201	$1,247

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings:

1.	In July 2002, the Company received a claim letter from a car leasing vendor, under which it claims that the Company’s termination notice of the leasing agreement in March 2002 constitutes a breach of the agreement and the vendor is demanding compensation in which the nominal claim amount is of $ 292. No legal proceeding has yet been filed. At this stage, according to the Company’s legal counsel assessment, the prospects of the vendor to prevail and recover a significant amount seem remote. The financial statements do not include any provision in that regard.

2.	In September 2003, a supplier filed a legal claim in the amount of $ 107 against the Company’s subsidiary, Odem. The claim alleges the breach of an agreement for the purchase of products. Odem has filed a counterclaim alleging that the supplier’s products were incompatible with the required specifications and asking for damages. In August 2006, the court ruled that the supplier is to pay Odem approximately $ 54 (which amount includes value added tax and litigation costs).

3.	In 1998, as part of the Pacinfo Share Purchase Agreement signed between the Company and Mr. Lee and Ms. Lee (“the Sellers”), the Company may be obligated to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for and reimburse the Sellers for certain interest on taxes that they may owe, currently estimated at approximately $ 2,000. The Company will receive a security interest in shares of the Company that the Sellers hold at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. It is possible that the windup of PacInfo during 2002 and 2003 may have triggered such a tax event for the Sellers, which would result in an obligation by the Company to lend the Sellers such amount and to reimburse them for interest expenses incidental to the tax event. Based on the Company’s legal consul opinion and management estimation, no provision was recorded.

4.	In March 2006, BOSâNOVA EURL, a French company and former distributor of the Company, filed a claim with the French Tribunal against the Company and others. The claim is in the amount of € 1.4 million and it alleges breach of exclusive distributor rights in France. A hearing is scheduled to take place in France in October 2006. This claim follows a previous motion for temporary injunctive relief that was filed against the Company’s new French distributor, said motion ultimately denied by French Trade Tribunal. The Company intends to petition the French Trade Tribunal to transfer the claim to an Israeli court in accordance with the choice of jurisdiction clause of the original distribution agreement and in that case the assessments of the Company’s management is that the prospects of the plaintiff to prevail and recover a significant amount are remote. The Company’s management is not yet able to assess the probability of successfully defending the existing claim if it is ultimately tried before the French Tribunal. The financial statements do not include any provision in respect of this claim.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

5.	On May 10, 2006, the Company received a written demand from IDEAL Software GmbH (“IDEAL”), a German corporation, in which it claims that the Company owes IDEAL € 1.13 million for license fees including interest. In 1999, the Company and IDEAL entered into a license agreement according to which the Company was granted the right to distribute IDEAL’s print engine embedded into the Company’s PrintBOS product, and was to buy IDEAL’s license for each installation for an agreed upon price. IDEAL claims that the number of installations performed by the Company in its PrintBOS product during the period from 1999 to 2005, exceeded the licenses bought by the Company. The parties agreed that the Company will cooperate with an auditor appointed by IDEAL to check the number of licenses distributed by the Company. Based upon the auditor’s report rendered on May 1, 2006, IDEAL sent the above-mentioned demand letter. The Company rejects IDEAL’s demand, inter alia due to the fact that it is based on erroneous findings contained in the auditor’s report. On June 11, 2006, the Company filed with the Haifa District Court in Israel a claim seeking, among other remedies, a declaratory judgment stating that the auditor’s report is materially flawed and should be disregarded. The Company’s German counsel is of the opinion that a German court, if and when IDEAL files a claim against the Company in Germany pursuant to its demand, might very well summarily bar such a claim and transfer the matter to the jurisdiction of an Israeli court or stay such a claim until a verdict is handed down in the claim filed by the Company with the Haifa District Court. However, if such a claim is ultimately tried in Germany, the German counsel is of the opinion that there is a fair probability that the Company will be able to successfully defend a portion of the claim, the size of which cannot yet be determined. At this early stage the Company is not yet able to assess the final outcome of this demand. The financial statements do not include any provision in respect of this claim.

b.	Other commitments:

The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2009. Minimum future rental payments are $ 51 for 2006, $ 10 for 2007, $ 10 for 2008 and $ 6 for 2009.

The Company’s motor vehicles are rented under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2009. The maximum breach of contract fees can amount to $ 44.

Lease payments for the facilities occupied by the Company and the Company’s motor vehicles in the first six months of 2006 and 2005 amounted to $ 408.

As of June 30, 2006, Odem has bank guarantees in the amount of $ 378 in favor of certain third parties.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Six months ended June 30,		Year ended December 31, 2005
	2006	2005
	Unaudited

Net income (loss)	$174	$(1,883)	$(3,605)

Unrealized gain (loss) on available-for-sale
marketable securities	(2)	5	(4)

Foreign currency translation adjustment	-	(6)	(6)

Total comprehensive income (loss)	$172	$(1,884)	$(3,615)

NOTE 10:	–	SHAREHOLDERS’ EQUITY

An annual general meeting of shareholders was held on May 18, 2006, following which it was resolved to:

a.	Increase the authorized share capital of the Company to NIS 140,000,000 divided into 35,000,000 Ordinary shares of NIS 4 nominal value each.

b.	Grant to the President and Chief Executive Officer of the Company 65,000 Ordinary shares (for no consideration).

c.	Grant the Chairman of the Board of Directors of the Company 21,666 Ordinary shares (for no consideration)

The Company’s outstanding warrants to shareholders as of June 30, 2006 are as follows:

Issuance date	Warrants for Ordinary shares	Exercise price per share		Warrants exercisable	Exercisable through

June 2005	441,785	$	*) 2.5	441,785	June 2008
July 2005	130,434	$	*) 2.5	130,434	June 2008

	572,219			572,219

(*)	The exercise price of the warrants increases to $ 2.75 per Ordinary share and $ 3.03 per Ordinary share, on the first and second anniversaries of the issue date.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	SEGMENTS AND GEOGRAPHICAL INFORMATION

Commencing in 2004 and subsequent to the acquisition of Odem and Quasar, the Company managed its business on three reportable segments, which consisted of connectivity solutions, communication solutions and supply of electronic components.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues, gross profit and operating income (loss) before interest and taxes.

a.	Revenues, gross profit and operating income (loss) for operating segments for the six and three months ended June 30, 2006 and 2005 and for the year ended December 31, 2005 were as follows:

	Six months ended June 30, 2006
	Connectivity	Communication *)	Electronics Components	Corporate	Consolidated

Revenues	$1,018	$-	$8,541	$-	$9,559

Gross profit	$665	$-	$1,654	$-	$2,319

Operating income (loss)	$(71)	$-	$102	$(531)	$(500)

Assets related to
segment	$1,786	$-	$11,780	$7,938	$21,504

	Six months ended June 30, 2005
	Connectivity	Communication *)	Electronics Components	Corporate	Consolidated

Revenues	$2,561	$1,789	$10,298	$(55)	$14,593

Gross profit	$1,455	$531	$2,009	$-	$3,995

Operating income (loss)	$73	$(1,147)	$704	$(594)	$(964)

Assets related to
segment	$206	$2,875	$11,278	$10,412	$24,771

	Three months ended June 30, 2006
	Connectivity	Communication *)	Electronics Components	Corporate	Consolidated

Revenues	$451	$-	$4,006	$-	$4,457

Gross profit	$247	$-	$868	$-	$1,115

Operating income (loss)	$(118)	$-	$71	$(410)	$(457)

Assets related to
segment	$1,786	$-	$11,780	$7,938	$21,504

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

	Three months ended June 30, 2005
	Connectivity	Communication *)	Electronics Components	Corporate	Consolidated

Revenues	$1,055	$872	$5,450	$(56)	$7,321

Gross profit	$600	$267	$1,170	$-	$2,037

Operating income (loss)	$(66)	$(549)	$507	$(323)	$(431)

Assets related to
segment	$206	$2,875	$11,278	$10,412	$24,771

*)	In December 2005, the Company disposed of the communication segment (see Note 1c).

	Year ended December 31, 2005
	Connectivity	Communication *)	Electronics Components	Corporate	Consolidated

Revenues	$3,926	$2,954	$20,253	$(80)	$27,053

Gross profit	$2,425	$783	$3,820	$-	$7,028

Operating income (loss)	$235	$(2,374)	$727	$(702)	$(2,114)

Assets related to
segment	$933	$590	$11,517	$9,606	$22,646

*)	In December 2005, the Company disposed of the communication segment (see Note 1c).

b.	The following presents total revenues and long-lived assets for the six and three months ended June 30, 2006 and 2005 and for the year ended December 31, 2005 in accordance with Statement of Financial Accounting No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”):

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2005
	2006	2005	2006	2005
	Unaudited

Revenues:
United States	$1,087	$2,255	$550	$809	$3,615
Far-East	1,253	3,556	454	1,988	6,083
Europe	447	1,752	134	1,041	2,887
Israel and other	6,772	7,030	3,319	3,483	14,468

	$9,559	$14,593	$4,457	$7,321	$27,053

All the long-lived assets are attributed to Israel’s geographic area, and are comprised of goodwill, intangible assets, property, plant and equipment.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

c.	Major customers data as a percentage of total revenues:

	Six months ended June 30,		Year ended December 31, 2005
	2006	2005
	Unaudited

Customer A	7%	11%	9%

Customer B	20%	17%	14%

Major customers debt balances as of June 30, 2006 and December 31, 2005 are $ 1,477 and $ 1,433, respectively.

NOTE 12:	–	SUBSEQUENT EVENTS (UNAUDITED)

a.	On August 17, 2006, the Company entered into and closed an additional financing transaction with Laurus Master Fund (“Laurus”), a U.S. based fund making investments in public companies. Laurus had previously granted the Company a $ 2 million convertible loan in June 2004 and a $ 1.5 million convertible loan in September 2005. The third financing consisted of a $ 1.5 million Secured Convertible Term Note with a term of three years. In addition, the Company granted to Laurus a warrant to purchase up to 73,052 Ordinary shares, which is exercisable, in whole or in part, until August 16, 2013 at an exercise price of $ 4.04 per share for the first 24,351 Ordinary shares acquirable hereunder and of $ 5.30 per share for the additional 48,701 shares acquirable thereunder. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 4.83%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 81% and a weighted-average contractual life of seven years. The fair value of the warrants in the amount of $ 131 is offset against the Note, amortized over the period of the Note and presented as a component in shareholders’ equity. The Note bears interest which begins at the Prime rate plus 1.5%.

The conversion rate under the Note is $ 3.08 per share for the first $ 500 of the principal amount payable thereunder and $ 4.08 for any additional amount payable thereunder (subject to adjustment). The principal amount of the Note is repayable in monthly installments commencing as of December 1, 2006, and may be paid in cash or, subject to certain conditions, in Ordinary shares. Interest on the Note is payable monthly and may be paid in cash or, subject to certain conditions, in Ordinary shares. The Note is secured by a security interest in certain assets of the Company.

The Company also entered into a registration rights agreement with Laurus pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission a registration statement covering the resale of Ordinary shares that are issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	SUBSEQUENT EVENTS (UNAUDITED) (Cont.)

b.	On September 27, 2006, Mr. Adiv Baruch, President and CEO of the Company, notified the Board that he shall be leaving the Company at the end of 2006. The new CEO will be Mr. Shmuel Koren, who will assume his position in November 2006.

c.	On October 29, 2006, the Company’s Board of Directors approved the raise by the Company of equity of at least $3 million by way of a Rights Offering, the terms and conditions of which shall be negotiated by management and subject to further Board approval. In a special general shareholders meeting, held on October 19, 2006, the Company’s shareholders resolved, that if the Company shall not be able to raise at least $3 million via the Rights Offering, then the raise of equity by way of a public offering in Israel, or alternatively, at management’s discretion, by way of a private placement, is approved.

RESULTS OF OPERATION

COMPARISON OF SIX MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2005

Revenues for the six months ended June 30, 2006 were $9,559,000, compared to $14,593,000 recorded for the six months ended June 30, 2005. The decrease in revenues is a result of the following two reasons: (a) revenues for the first six months of 2005 included $2.6 million revenues of Thin Client and Software Utilities product lines and of the Communications segment, that were sold during year 2005; (b) a decline in the sales of the Electronic Components segment to the Far East from $3.6 million in the first six months of 2005 to $1.3 million in the first six months of 2006.

Gross profit for the six months ended June 30, 2006 was $2,319,000 (gross margin of 24%) compared to $3,995,000 (gross margin of 27%) for the six months ended June 30, 2005. The decrease in gross margin results from the sale of the Thin Client and Software Utilities product line and of the Communications segment during year 2005, with respect to which gross margin in the six months ended June 30, 2005 was 34%.

Research and development expenses for the six months ended June 30, 2006 were $289,000 compared to $1,457,000 for the six months ended June 30, 2005. The decrease in research and development expenses results from the sale of the Software Utilities product line and of the Communications segment, with respect to which research and development expenses in the six months ended June 30, 2005 were $1,087,000.

Selling and marketing expenses for the six months ended June 30, 2006 were $996,000 compared to $1,918,000 for the six months ended June 30, 2005. The decrease in selling and marketing expenses results from the sale of the Thin Client and Software Utilities product line and Communications segment, with respect to which selling and marketing expenses in the six months ended June 30, 2005 were $787,000.

General and administrative expenses for the six months ended June 30, 2006 were $1,534,000 compared to $1,717,000 for the six months ended June 30, 2005. General and administrative expenses for the six months ended June 30, 2006 includes shares compensation cost in the amount of $240,000 and options compensation cost of $155,000 compared to option compensation cost only, amounting to $185,000 in the six months ended June 30, 2005. Exclusive of the shares compensation cost, the general and administrative expenses for the six months ended June 30, 2006 were $1,294,000 compared to $1,717,000 for the six months ended June 30, 2005. The decrease in the expenses is mainly as a result of the cost reduction effected by the sale of the Thin Client and Software Utilities product line and of the Communications segment.

Financial expenses, net, for the six months ended June 30, 2006 were $206,000 compared to $322,000 in the six months ended June 30, 2005. The decrease in the financial expenses in comparison to 2005 related to: (a) a reduction in currency differences expenses by $55,000 and (b) income of $47,000 related to a $1 million loan granted to IP gear in December 31, 2005. As of June 30, 2006, the remaining loan balance was $400,000.

Taxes on income for the six months ended June 30, 2006 were income of $13,000 compared to expenses of $234,000 in the six months ended June 30, 2005. The tax expenses and income related to the taxable income of our subsidiary, Odem.

Equity losses of an affiliated company for the six months ended June 2005, refers to investment in Surf. In September 2005, Surf executed a private placement that diluted the Company’s holdings to 8.7% of Surf’s issued and outstanding share capital. As a result, the Company ceased to have the ability to exercise significant influence over Surf and, accordingly, the adjusted carrying amount of the investment is accounted for based on the cost accounting method.

In June 2006, the Company invested $300,000 in Surf, following which it currently holds 7.8% of Surf’s issued and outstanding share capital.

Minority interest in earnings of a subsidiary in the six months ended June 30, 2005 refers to the Company’s investment in Odem, which as of November 1, 2005, became a wholly-owned subsidiary of the Company.

Net income for the six months ended June 30, 2006 amounted to $174,000 compared to a net loss of $1,883,000 in the six months ended June 30, 2005.

On a per share basis, the basic and diluted earning per share for the six months ended June 30, 2006 was $0.03 per share, compared to basic loss per share of $0.39 in the six months ended June 30, 2005.

LIQUIDITY AND CAPITAL RESOURCES

We finance our activities by different means, including equity financings, short and long-term loans, and income from operating activities.

In September 2005, the Company received from Laurus Master Fund Ltd. (“Laurus”), a financing, which consisted of a $1.5 million Secured Convertible Term Note with a term of three years. The note bears interest at the Prime rate plus 1.5%. The principal amount of the note is repayable in monthly installments commencing as of January 1, 2006, in the initial amount of $15,000 eventually increasing to $55,200. The interest on the note is payable in monthly installments, together with the principal monthly repayment.

The Company also granted Laurus warrants to purchase 73,052 ordinary shares at an exercise price of $4.04 per share. The fair value of the warrants was calculated using the Black- Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 4.08%, a dividend yield of 0%, a volatility of the expected market price of the Company’s ordinary shares of 100% and a weighted-average contractual life of seven years. The fair value of the warrants in the amount of $144 is offset against the note, amortized over the period of the note and presented as a component in shareholders’ equity.

As of June 30, 2006, the principal amount outstanding under the Note was $1,394,000.

On August 17, 2006, the Company entered into and closed an additional financing transaction with Laurus. The financing consisted of a $1.5 million Secured Convertible Term Note with a term of three years. The note bears interest at the Prime rate plus 1.5%. The principal amount of the note is repayable in monthly installments commencing as of December 1, 2006, in the initial amount of $15,000 eventually increasing to $55,200. The interest on the note is payable in monthly installments, together with the principal monthly repayment. In addition, BOS granted to Laurus a warrant to purchase up to 73,052 ordinary shares, which is exercisable, in whole or in part, until August 16, 2013 at an exercise price of $4.04 per share for the first 24,351 ordinary shares acquirable thereunder, and of $5.30 per share for the additional 48,701 acquirable thereunder. The fair value of the warrants was calculated using the Black- Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 4.83%, a dividend yield of 0%, a volatility of the expected market price of the Company’s ordinary shares of 81% and a weighted-average contractual life of seven years. The fair value of the warrants in the amount of $131 is offset against the note, amortized over the period of the note and presented as a component in shareholders’ equity.

As of June 30, 2006, the Company had no outstanding bank credit lines except for the Company’s subsidiary, Odem that had short term and long term bank credit and bank guarantees in favor of certain third parties amounting to $3,175,000, $10,000 and $378,000, respectively.

Odem’s credit line as of June 30, 2006 was $4,748,000. There are no restrictions for the use of the loan proceeds, but there are limitations on the financial ratios of Odem.

As of June 30, 2006, the Company’s long and short term credit, net, amounted to $4,386,000, of which $3,185,000 is credit from Israeli banks, and the convertible notes issued to Laurus accounts for the remainder. As of June 30, 2006 we had $2,470,000 in cash and cash equivalents.

Net cash used in operating activities for the six months ended June 30, 2006 was $1,402,000 compared to $2,171,000 for the six months ended June 30, 2005.

During the six months ended June 30, 2006 cash provided by investing activities amounted to $706,000 as compared to $663,000 in the six months ended June 30, 2005. In both periods, the cash provided by investing activities results mainly from redemption of marketable securities.

Net cash provided by financing activities for the six months ended June 30, 2006 amounted to $820,000, which relates mainly to proceeds from short term bank credit. Net cash provided by financing activities for the six months ended June 30, 2005 amounted to $3,189,000, which relates mainly to proceeds of $1,824,000 from short term bank credit and proceeds of $1,452,000 from issuance of shares.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier credit, the level of resources devoted to research and development, new product introductions, and marketing and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. As of June 30, 2006, our average trade receivables’ and trade payables’ aging days are 90 and 46 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain and (d) legal proceedings.

We believe that our cash resources are sufficient to meet our needs for at least 12 months following the date of this submission. However, it is our intention to engage in equity and loan financing to further feature-rich products of the Company, establish distribution channels in new markets and search for new merger and acquisition opportunities. There is, however, no assurance that we shall be able to obtain such financing.

On October 29, 2006, the Company’s Board of Directors approved the raise by the Company of equity of at least $3 million by way of a Rights Offering, the terms and conditions of which shall be negotiated by management and subject to further Board approval. In a special general shareholders meeting, held on October 19, 2006, the Company’s shareholders resolved, that if the Company shall not be able to raise at least $3 million via the Rights Offering, then the raise of equity by way of a public offering in Israel, or alternatively, at management’s discretion, by way of a private placement, is approved.